Exhibit 99.1

Management’s Discussion and Analysis (“MD&A”)

As at March 29, 2010

The following Management Discussion and Analysis, which has been prepared as of March 29, 2010, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2009 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the year ended December 31, 2009 and the subsequent period to March 29, 2010.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com.  Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the over the counter bulletin board in the United States under the symbol OLYMF, on the Australian Securities Exchange under the symbol OYM and on the Frankfurt Stock Exchange under the symbol OP6. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

Olympus Pacific Minerals Inc.

Highlights

•	The Company has progressively increased production in 2009, closing the fourth quarter at a level of 40,000 ounces per annum.

•
The Company has placed its Phuoc Son Dak Sa project (VN320) in production in the third quarter and has been producing for three years at Bong Mieu.  It has now successfully made the transition from explorer to producer.

•	The Company has placed its Nui Kem Bong Mieu Central (VN230) into production in the second quarter of 2009, after the Bong Mieu plant upgrade was complete.

•
In the second and fourth quarters of 2009, the Company had a positive cashflow, this was not so during the first and third quarters due to not being able to truck ore from Phuoc Son.  Trucking resumed in September 2009 after permission for continued Treatment of the ore from the Phuoc Son mine at the Bong Mieu Gold plant until December 2010 was granted.

•	The Company has significantly de-risked operations through its Bong Mieu plant upgrade which was completed in the second quarter of 2009.

•	The Company raised $3 million in equity which, together with its self-generated cashflow, was used to develop its mining and plant improvement projects.

•	The Company has established a 64 percent upgrade of Gold Resources at Bong Mieu East, project within the Bong Mieu Property.

•	A preliminary financial assessment of Bong Mieu East is being reviewed.

•	A recalculation of the Phuoc Son resource following recent step-out drilling programs has commenced.

•	The mining license at Phuoc Son to July 2011 has been granted.

•
In December 2009 after the Company participated in an amalgamation between Olympus Pacific Minerals NZ Ltd. and Zedex Minerals Limited.  Olympus took operational control over the ex Zedex exploration assets (the “Zedex transaction”).  This diversified the Company’s Gold Resource base outside of Vietnam to Malaysia in line with the Company strategy to be a leading player in Gold Production and Exploration in Southeast Asia.  The transaction was completed with the issue of Olympus shares in settlement of the consideration on January 25, 2010.

•
In January 2010, following the amalgamation between Olympus Pacific Minerals NZ Ltd. and Zedex Minerals Limited. the Company successfully completed a secondary listing on the Australian Securities Exchange allowing Australasian investors to trade more efficiently.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and one multi-project property located in Malaysia.

Olympus Pacific Minerals Inc.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Bong Mieu Gold Project (80 percent interest) - Vietnam

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), in commercial production since the second quarter of 2009, and Bong Mieu East (VN240), as well as a number of other surface showings is being actively explored for additional resources.

Phuoc Son Gold Project (85 percent interest) - Vietnam

Phuoc Son hosts our high-grade gold deposit (Dak Sa).  The new Dak Sa Underground mine (VN320) contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (50.05 percent interest) – Malaysia (Acquired as a result of the Zedex Transaction)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

Binh Dinh NZ Gold Company – Thien Thuan Gold Project (75 percent interest) – Vietnam (Acquired as a result of the Zedex Transaction)

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

Capcapo - Philippines

Olympus has an option to earn up to a 60 percent interest in this Philippines mining property upon completing specified expenditures on the property.  The Company’s ability to earn this interest in the property has to date been inhibited by difficulties in settling a formal joint venture operating agreement with its partner.

Company Strategy

The Company’s 2010 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources and increasing gold production;

•	Achieving enhanced cash flows from operating subsidiaries through cost control and by only spending on capital expenditures for which the Company has cash available;

•	Maximize ounces sold and minimize costs from mining through to refining;

•	Increase optimization of human resources by having the right people in the right places at the right time; and

•	Continue to enhance and independently review internal controls.

Specific goals and the 2010 outlook for each of the subsidiaries are discussed in the operations sections in this MD&A.

Olympus Pacific Minerals Inc.

The Business Environment

Six critical business factors impact the Company performance:

1. Mineral Reserves and Resources

The mineral reserves and resources are the foundation of the Company’s business. They have a direct impact on feasibility and scoping studies and the value of our Company. The mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project.  The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license, a mining license, and an export license depending on the level of work being conducted on the property.  Without all the appropriate licenses, the Company activities could not occur.  For more information on licenses, please refer to pages 16 and 18.

4. Cost Changes

A changing cost environment has a direct impact on financial results of the Company.  It also impacts the results of feasibility studies making a project more or less attractive to develop in the future.  Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates

Company revenue is exclusively in US dollars, but because it operates in South East Asia, the costs are in several different currencies. The Company is most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, and the Vietnamese Dong.  As the Company’s cash is held mostly in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company success. In 2009 the Company continued to enhance its Human Resource Management in terms of teamwork, employment relations, organization design and development, transferring of skills from ex-patriot employees to appropriately trained local employees, talent acquisition and retention and training and development of the key people to maximize their contribution to the achievement of the Company’s goals.

Global Reserves & Resources

The Company’s Global Reserves and Resources are summarized in the table below.
Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company’s filings at www.sedar.com ..

* Measured and Indicated Resource Estimates Includes Proven and Probable Reserves

(1)
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

Olympus Pacific Minerals Inc.

1.1 Ho Gan Deposit  -Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during 2009. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2009 from the official reserve remaining at YE 2008. The tonnage mined during 2009 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 Ho Ray-Thac Trang Deposit - No reserves have yet been estimated.

1.3 Nui Kem Deposit - No reserves have yet been estimated.

(2)
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within Company filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

2.1 Bai Dat Sector

During 2009, ore was mined from Bai Dat, but no new (NI 43-101 status) reserves were developed. The 2009 reserve was therefore determined by deducting the ore mined during 2009 from the 2008 YE reserve. The ore mined during 2009 was determined by underground survey reconciled with the official milled tonnage (by weightometer). The 2008 reserve employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector

During 2009, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2009 reserve remains the same as the YE 2008 reserve (at a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au).

(3)
Bong Mieu resources were estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 resource was therefore determined by deducting the ore mined during 2009 (refer above) from the 2008 YE resource.

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 estimate therefore remains the same as at YE 2008. The 2008 estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).

3.3 Bong Mieu South (Nui Kem) Deposit (Historic Resource)

The most recent independent estimate of the Nui Kem underground resource was by Continental Resource Management Pty Ltd. (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.

During 2009, Olympus produced a total of 41,316 tonnes of ore grading 5.94 g/t Au from stoping and underground exploration developments. Although depth considerations effectively preclude exploratory drilling from surface, it is anticipated that underground drilling and exploratory headings will generate sufficient data to enable a NI 43-101 compliant estimate to be prepared at some time in the future.  The CRM 1993 resource is not considered to be a “current” resource and should not be relied upon pending re-estimation to current NI43-101 standards.

(4)
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

4.1 Dak Sa South (Bat Dat) Deposit

During 2009 ore was mined from Bai Dat, but no additional (NI43-101 status) resources were defined. Accordingly, the YE 2009 resource estimate (which includes mining reserves) was determined by impairing the 2008 resource by 2009 mining depletion (refer above). The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 100.00 g/t Au respectively.

4.2 Dak Sa North (Bai Go) Deposit

During 2009, no mining was conducted and no additional (NI43-101 status) resources were defined. The 2009 YE resource estimate (which includes mining reserves) accordingly remains as at YE 2008. The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 80.00 g/t Au respectively.

(5)
No Tien Thuan resource is disclosed in 2009 because an estimate (to NI43-101 standard) is yet to be conducted. A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant. It is contemplated that drilling by Olympus during 2010 may enable an NI43-101 standard estimate by year end 2010.

(6)
The 2009 estimate of Bau resources is not disclosed because the estimate to NI43-101 standard is still in progress.  The Bau mineral property was acquired from Zedex Minerals Limited in December 2009.  At that time, the property was attributed with a resource that had been estimated to Australian (JORC) standards by consultants to Zedex Minerals Limited.  Olympus is presently having those resources independently verified and converted to the equivalent Canadian standards pursuant to NI43-101 and CIMM guidelines by independent consultants Terra Mining Consultants and Stevens Associates of New Zealand.  This work is presently ongoing.  When complete, the new resource estimate will be separately announced and the related technical report will be included within the company filings on www.sedar.com.

(7)
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$200/MTU ($210 in 2008) and gold value of US$1100/oz ($880 in 2008). Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 2009 estimate because they are of insignificant value or are uneconomic to recover.

(8)
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Olympus Pacific Minerals Inc.

Production Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009
Tonnes of ore milled*	37,576	32,288	37,231	33,164	140,259

Grade (g/t Au)	4.07	10.64	5.50	13.04	7.94
Mill recoveries (percent)	55%	69%	62%	72%	68%

Gold production (ounces)	2,692	7,588	4,053	9,984	24,317

Gold sales (ounces)	2,947	6,944	4,201	10,106	24,198
Sales (US$)**	$2,666,638	$6,396,532	$4,042,701	$11,222,989	$24,328,860
Cost of Sales (US$)***	$2,304,961	$3,449,697	$2,479,674	$5,762,303	$13,996,635
Amortization (US$)	$591,306	$804,819	$655,193	$2,585,507	$4,636,825
Royalties - Zedex & Govt (US$)	$111,997	$386,463	$200,735	$648,020	$1,347,215

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

**
Total Gold Sales includes $7,216,077 YTD of gold sales from the Phuoc Son ore (VN320) and $712,043 Q1 gold sales from Nui Kem ore (VN230) which as it was not in commercial production has been offset against deferred exploration and development expenditure.

***
Total cost of sales includes $4,315,244 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem sales which as they were not in commercial production have been recognized as deferred exploration and development expenditure.

Production at the Bong Mieu plant was significantly affected by events surrounding the renewal of the Phuoc Son Mining Licence and attendant issues. The delay in issue of the trucking permit, twice during the year, resulted in no Phuoc Son ore delivery for most of the first and third quarters. This reduced the gold output and total recovery of the plant. The issue was successfully resolved by mid September with the receipt of the renewed Phuoc Son Mining License including permission to truck Phuoc Son ore for processing at the Bong Mieu plant until the end of December 2010.  Plant operations in the fourth quarter returned to their expected levels with gold production of 9,984 ounces, a 246 percent increase over the previous year.

57percent of the total feed is from Dak Sa (VN320), accounting for 81.2 percent of the total gold production.

Overall mill recovery reached a record high of 77 percent in October 2009 due to good gold extraction efficiency from high-grade Dak Sa feed. The fourth quarter 2009 saw a 10 percent increase in recovery compared to the third quarter.

Plant improvements completed in the fourth quarter included carbon attrition system, air system upgrade, installation of inverters for the ball mills and reconfiguration of flotation banks to operate with a roughing and scavenger stage.

Bong Mieu plant exceeded fourth quarter targets with gold production of 9,984 ounces, a 246 percent increase from the third quarter.

Olympus Pacific Minerals Inc.

Results of our exploration, development, and production activities

Bong Mieu Gold Mining Company Limited1 (“BM”)

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade. Exploration to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  The Company also paid a 2 percent net sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  On December 17, 2009, Zedex and Olympus amalgamated (refer to on page 59-60 and December 2009 SEDAR filings), hence all royalty obligations in relation to Zedex ceased.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

Please refer to page 10 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates.

_______________________________
1 The Directors of Bong Mieu Gold Mining Company Limited are:  Messrs. David Seton (chairman), John Seton, Charles Barclay, Dang Mau Luu, Nguyen Anh Vu, and Nguyen Xuan Tuong.  The general director is Mr. Nguyen Ngoc Quynh.  The chief accountant is Mrs. Ho Thi Nhu Ngoc.

The following table provides key information for the Bong Mieu property:

	2009	2008
Net deferred exploration and development	$10,735,334	$8,966,609
Property, plant, and equipment	$6,624,651	$7,659,121
Spending on exploration and development activities	$1,906,778	$3,924,781

Expenditure on property, plant, and equipment	$1,088,427	$3,882,797

Field and Surface Exploration

No drilling was undertaken during the 2009 year.

Production and Operation Results

Combined Production on Bong Mieu Gold Property:

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	35,081	19,257	34,135	14,323	102,796	159,624
Grade (g/t Au)	2.94	4.85	4.54	5.78	4.07	2.82
Mill recoveries (percent)	53%	67%	60%	67%	63%	61%
Gold production (ounces)*	1,745	2,013	2,977	1,787	8,522	8,871
Gold sales (ounces)*	1,865	1,994	2,521	2,186	8,566	9,110
Sales*	$1,719,145	$1,756,460	$2,414,190	$2,383,490	$8,273,285	$8,160,530
Cost of sales*	$1,508,352	$1,058,063	$1,782,153	$1,059,066	$5,407,634	$6,917,161
Amortization*	$591,306	$804,819	$655,193	$880,137	$2,931,455	$2,814,227
Amortization oncharged to Phuoc Son	-	-	-	$(1,957,838)	$(1,957,838)	-
Royalties*	$78,604	$81,804	$109,306	$92,894	$362,608	$374,196
*Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until April 1, 2009.

Olympus Pacific Minerals Inc.

Bong Mieu Central (In Production) (VN220)

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	27,233	7,019	23,881	3,016	61,149	142,284

Grade (g/t Au)	2.41	2.38	3.93	3.82	2.96	2.83
Mill recoveries (percent)	45%	56%	51%	47%	50%	60%
Gold production (ounces)	946	302	1,539	176	2,963	7,747
Gold sales (ounces)	1,088	564	1,251	306	3,209	8,084
Sales	$1,007,102	$431,023	$1,202,077	$320,940	$2,961,142	$7,275,430
Cost of sales	$845,924	$300,281	$827,163	$490,625	$2,463,993	$5,820,467
Amortization	$478,859	$664,800	$475,186	$746,016	$2,364,861	$2,407,004
Amortization oncharged to Phuoc Son	-	-	-	$(1,957,838)	$(1,957,838)	-
Royalties	$45,799	$21,209	$54,142	$14,332	$135,482	$114,598
Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2009 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the first and third quarters while trucking of Phuoc Son ore was not possible.

Bong Mieu Underground (VN230)

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	7,848	12,238	10,254	11,307	41,647	17,340

Grade (g/t Au)	4.80	6.26	5.97	6.30	5.71	2.74
Mill recoveries (percent)	66%	69%	73%	70%	71%	73%
Gold production (ounces)	799	1,711	1,438	1,611	5,559	1,124
Gold sales (ounces)	777	1,430	1,270	1,880	5,357	1,026
Sales	$712,043	$1,325,437	$1,212,113	$2,062,550	$5,312,143	$885,100
Cost of sales	$662,428	$757,782	$954,990	$568,441	$2,943,641	$1,096,694
Amortization	$112,447	$140,019	$180,007	$134,121	$566,594	$407,223
Royalties	$32,805	$60,595	$55,164	$78,562	$227,126	$14,054

Development activities for the 2009 year comprise 333m of level drives and 194m of raises.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection is scheduled early first quarter of 2010.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

Financial Performance

A total of 8,566 ounces of gold were sold for proceeds of $8,273,285 during 2009.   The first quarter sales related to the Nui Kem project $712,043 were capitalized as that project was not in commercial production in the first quarter.  Therefore total sales recognized in income were $7,561,242.  The average realized gold price was US$966 per ounce in 2009.

Licensing

The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1990	25 years	05/03/2015
Bong Mieu	BMGMC	Exploration Licence 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

The trucking permit for Dak Sa ore (VN320) expired on June 30, 2009 and, after some considerable delay, was reissued by the Quang Nam People’s Committee on September 23, 2009.  This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until the end of 2010.

Schedule of Certificates

Exportation of gold is covered by a valid annual export license.  On October 9, 1993, a Land Use Certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 hectares area of which 300 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

Company	Type of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2009	~ 1 year	Dec 31, 2010
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2009	~ 1 year	Dec 31, 2010
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

2010 Outlook

•	Continue to increase production plant throughput and reduce plant operating costs.

•	Continue with exploration field work and recommence evaluation drilling.

•	Complete conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Plan for ongoing positive cash flows and long term profitability after the discontinuance of treatment of Dak Sa Ore after Phuoc Son plant completion in late 2010.

•	Focus Bong Mieu Gold Mining Company on internal debt reduction and payments to its investors.

Olympus Pacific Minerals Inc.

Phuoc Son Gold Mining Company Limited.2 (“PSGC”)

Phuoc Son Background

Phuoc Son Gold Mining property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government based on a government prescribed formula.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

_______________________________
2 The Directors of Phuoc Son Gold Mining Company Limited are:  Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong.  The general director is Mr. Nguyen Xuan Tuong.  The chief accountant is Mrs. Nguyen Thi Phuoc.

The table provides key 2009 information for the Phuoc Son property:

	2009	2008
Net deferred exploration and development	$14,315,824	$16,108,987
Property, plant, and equipment	$3,638,160	$3,971,399
Spending on exploration and development activities	$2,416,768	$4,343,726
Spending on property, plant, and equipment acquisitions	$323,170	$1,935,030

Update on Resources and Reserves and Exploration Progress in 2009

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

The mineral reserve and resource estimates that were published in the MD&A for the Annual Report of 2008 can be found in the Company’s filings at www.sedar.com.

Please refer to page 10 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at December 31, 2009.

During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed in 2008.

Licensing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033

Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5 years	31/07/2011

Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

Phuoc Son Gold Company Mine – Dak Sa Underground Project (VN320)

The treatment of Dak Sa ore at Bong Mieu Plant met production rate expectations in the second quarter, however in the third quarter the trucking licence was not operative. The Company has determined that Dak Sa has commenced commercial production from October 1, 2009.

Olympus Pacific Minerals Inc.

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	2,495	13,031	3,096	18,841	37,463	5,698
Grade (g/t Au)	19.91	19.20	16.14	18.56	18.46	17.06
Mill recoveries (percent)	59%	69%	69%	73%	71%	74%
Gold production (ounces)	947	5,575	1,076	8,197	15,795	2,320
Gold sales (ounces)	1,082	4,950	1,680	7,920	15,632	1,800
Sales	$947,494	$4,640,072	$1,628,511	8,839,498	$16,055,575	$1,420,273
Cost of Sales (Toll charges)	$796,612	$2,391,631	$697,521	$4,703,237	$8,589,001	$1,052,133
Amortization	-	-	-	$3,663,208	$3,663,208	-
Royalties	$33,393	$304,660	$91,429	554,902	$984,384	-

Phuoc Son Outlook for 2010

•	Establish levels of operations to support ‘self-funding’
(a)	By toll treating the ore the Company is mitigating risk with the project by establishing availability of ore and grade;
(b)	The toll treatment provides immediate employment in the Phuoc Son area;
(c)	The toll treatment will determine if the process is cash positive;
(d)	Based on points a–c above the company has decided and has started to proceed with onsite development of plant.
•	Identify drilling targets away from Dak Sa for commencement in 2010.
•	Change from trucking ore and toll treatment at Bong Mieu to full scale production on site.
•	Keep exploration expenditure at a level that available cash allows.

Other Properties

North Borneo Gold Sdn Bhd3 (Acquired as a result of the Zedex Transaction)

Bau Gold Project

The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Pursuant to JV with a local Malaysian company, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1.612 M oz, this resource is currently in the process of being converted to NI43-101 resource.  This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licences or Mining Certificates).

_______________________________
3 The directors of North Borneo Gold Sdn Bhd are:  Ling Lee Kong, Ling Lee Soon, John Seton, Paul Seton, and Rodney Murfitt.  The JV Accountant is IP Swee Pein.

Binh Dinh New Zealand Gold Company Limited4 (Acquired as a result of the Zedex Transaction)

Thien Thuan Gold Project

The Thien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.

Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Thien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited5 (Acquired as a result of the Zedex Transaction)

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

 Kadabra Mining Corporation6

Capcapo Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.  Company efforts in Capcapo (PH 100) have concentrated on obtaining Community approval which is required before any exploration can continue.  At December 31, 2009 the formal report and community decision was still awaited from the National Commission on Indigenous Peoples (NCIP).  No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture are resolved.

_______________________________
4 The directors of Binh Dinh New Zealand Gold Company Limited are:  Nguyen Van Qua, Le Nam, John Seton, Paul Seton and Rodney Murfitt.  The general director is Rodney Murfitt and the chief accountant is Phuong Phuong.
5 The directors of GR Enmore Pty Limited are:  Messrs John Seton, Paul Seton and Patrick Flint
6 The Directors of Kadabra Mining Corporation are:  Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal, Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

Olympus Pacific Minerals Inc.

Other

Other properties for potential exploration with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R. Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project.  A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh.  Under this TSA Olympus has contributed 35 percent wage and insurance payments and Long Thanh will pay for the balance (65 percent) and all work related expenses of the five Olympus geologists who attend the exploration programs in 2009.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2009	2008	% Change	Comments on variances
Sales	$16,400,740	$7,275,324	125
The Bong Mieu central plant sold 15,709 oz of gold during the 2009 year (at an average realized price of US$1,044 per ounce) compared to 8,489 oz of gold in the same period last year (at an average realized price of US$883 per ounce). An additional 8,489 oz of gold sales worth $7,928,120 in 2009 were capitalised for projects prior to their commercial production start date.

Cost of sales	9,448,441	5,820,382	62
Costs of sales increased due to increased sales in 2009.  The cost per ounce of gold produced was lower due to increased throughput and efficiency gains achieved by modifications to the Plant and Equipment during the year.

Amortization	4,392,945	2,468,047	78	Increased as a result of two mines coming into commercial production during 2009 which resulted in the commencement of amortisation of those Capital Assets.
Management fees and salaries	2,944,646	2,901,152	2	decreases as a result of reduced corporate office staffing in 2009 compared with 2008 and offset by inflation.
Professional fees	2,429,012	968,020	151	Increased as a result of the engagement of additional external professionals in relation to the amalgamation with Zedex Minerals Limited.
Travel	581,024	604,493	-4	No significant movement in this item during the 2009 year.
Investor relations and promotion	232,090	440,884	-47	Lower for the 2009 year due to change in marketing plans in 2008 flowing through to 2009 which had an overall reduction in costs.
Stock-based compensation	3,569,314	997,336	258
Increased as at the time the stock options were awarded the company share price was significantly lower than when they vested later in the year and the valuation of those options changed significantly.

Interest expense (income)	(11,795)	(551,023)	-98	Interest income decreased in 2009 due to the decreased cash balances held and reduced rates on available balances.
Foreign exchange loss (gain)	$(196,962)	$(330,916)	-40
Exchange gain reduced mainly as a result of no longer having to translate US dollars to CAD as the reporting currency has changed to US Dollars and the majority of the Company Cash and Investments are held in US dollars.

Olympus Pacific Minerals Inc.

Summary of Quarterly Results

(1)	Basic and diluted
(2)
Sales in Q4 2009 increased significantly due to the Phuoc Son project being placed into commercial production.  In previous quarters sales related to that project had been offset against deferred development costs.

Selected Annual Information

Fourth Quarter Highlights

•
The Bong Mieu Plant (including Phuoc Son ore) produced 9,984 ounces of gold in the fourth quarter of 2009 and sold 10,106 ounce of gold.  Production was significantly higher than previous quarters due to higher grade ore being processed through the modified plant.  The average sales price realized in the fourth quarter of 2009 was US$1,111 per ounce.

Liquidity Section – Investing and Financing Activities

Investing activities

During 2009, Olympus invested a total of $3,324,723 (2008 $8,505,575) in exploration and development expenses and $1,417,444 (2008 $5,828,995) acquiring property, plant and equipment, including capital lease payments and obligations, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2009	2008	2009	2008
Bong Mieu	1,088,427	3,882,797	1,903,759	3,924,781
Phuoc Son	323,170	1,935,030	1,420,964	4,343,726
Capcapo*	-	-	-	237,068
Other	5,847	11,168	-	-
	1,417,444	5,828,995	3,324,723	8,505,575
* Written-off as of December 31, 2008

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2009, the cash and cash equivalents’ balance is $5,718,725 compared to $4,161,735 as at December 31, 2008.   The increase was mainly a result of increased gold sales and the increase in gold price in 2009. In 2008 the Company did not raise any funds by way of equity financing.  In 2009 the company raised US$5,200,000 of funds through newly issued equity.

Debt Financing

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2007, 2008 and 2009.

The Company continues with evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received offers for a range of facilities to develop the high-grade Phuoc Son Mine from various financial institutions who specialize in resource sector debt provisions. Management is of the view that a mixture of partly ‘self funding’, equity and loan finance is the preferred option to finance the Project and believes it will be able to deliver funding in time to progress the project to ‘production on site’ by the end of 2010.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing Canadian bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing.

Olympus Pacific Minerals Inc.

Commitments, Contingencies and Contractual Obligations

As at December 31, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	171,001	171,001	-	-	-	-

Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations - supplies & services	3,520,340	3,519,480	860	-	-	-
Purchase obligations - capital	-	-	-	-	-	-
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736

Total	5,294,825	4,087,439	295,017	242,555	530,078	139,736

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

The Company entered into an amalgamation agreement with Zedex Minerals Limited which became unconditional at December 17, 2009 and was completed by issue of shares on January 25, 2010.  Refer to note 16 for details of the obligations in relation to that transaction.

Common shares

As of March 31, 2010, the Company had issued and outstanding 322,685,184 common shares.

Regulatory Update

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company has maintained effective internal control over financial reporting except as described below.

During 2009 a clerical error required the company to do a refile. This deficiency highlighted the possibility that a misstatement would possibly not be prevented or detected on a timely basis. Management has evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and is in process to complete same.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of December 31, 2009 our disclosure controls and procedures are effective.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed the Company to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The common shares of the Company are listed and posted for trading on the over-the-counter bulletin board in the United States.  This allows US residents to trade the Company’s common shares efficiently.

Board and Management Changes

Effective December 17, 2009, Mr. Leslie Robinson (former Director of Zedex Minerals Limited (Zedex)) was appointed Director, Mr. Paul Seton (former Chief Executive Officer of Zedex) was appointed the Senior Vice President - Commercial, Ms. Jane Bell (former Chief Finance Officer of Zedex) was appointed Vice President – Finance and Mr Rodney Murfitt (former Chief Geologist of Zedex) was appointed Group Exploration Manager. On 31 December 2009, Mr. Rod Jones stepped down from the role of Vice President Exploration and Ms. Huong Le Dao, from the role of Vice President – Human Resources.  Ms. Ritu Pandey was appointed Group HR Manager.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2009.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

Olympus Pacific Minerals Inc.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying value and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Changes in Accounting Standards

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2009:

Section 3064 – Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporated the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

On adopting Section 3064, there was no effect on the consolidated financial statements of the Company.

Mining Exploration Costs (EIC 174)

The Emerging Issues Committee (“EIC”) of the CICA approved abstract EIC 174, “Mining  Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract in the impairment analysis performed for the year ended December 31, 2009.  The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in December 2009.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”) have been expensed and not capitalized.  Early adoption of Sections 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

In June 2009, the Accounting Standards Board (“AcSB”) amended CICA Section 3862, Financial Instruments – Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending on or after September 30, 2009. The Company adopted this amended standard in 2009 and the adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Olympus Pacific Minerals Inc.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities Rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it will adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of our 2009 consolidated financial statements.

Transactions and Loans with Related Parties

The Company entered into the following related party transactions during the 2009 year:

	Year-to-date December 31
	2009	2008
Consulting and legal fees	$184,852	$103,804
Management fees	$916,409	$834,755
Reimbursement of expenses	$390,048	$282,955
Royalties	$128,746	$134,177
Loans	$1,563,753	-

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008;  Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008;  Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holdings Limited associated with Russell Graham in 2009 and 2008    Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

On December 17, 2009, Zedex and Olympus amalgamated (refer to page 61), hence all royalty obligations in relation to Zedex ceased effective December 17, 2009.

Loans

As part of the amalgamation with Zedex, Olympus advanced funds in December 2009 to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

Other non-recurring transactions

None.

Olympus Pacific Minerals Inc.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

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Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

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Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

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The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Son Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately US $52,000,000.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Son mine, the Company will not be able to maximize the recovery of gold from the Phuoc Son Property.  Although the Company has announced that it intends to truck materials from the Phuoc Son Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

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The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

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Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

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The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

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If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Olympus Pacific Minerals Inc.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

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If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

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Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

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The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

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In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Olympus Pacific Minerals Inc.

•
Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

The Company is currently evaluating its funding options to further explore the property in order to increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

•
Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Olympus Pacific Minerals Inc.

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.